Form C

Cover Page

Name of issuer:

The Baby Barista Company, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: October 14, 2014

Physical address of issuer:

Headquarters

420 Granite Hills Street
Simi Valley, CA 93065
United States

Website of issuer:

http://mybabybarista.com/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Other

If Other, describe the security offered:

SAFE

Target number of securities to be offered:

50,000

Price:

$1.0000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

September 10, 2021 at 00:00:00 UTC

Current number of employees:

1

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$774,398.00	$776,054.00
Cash & Cash Equivalents	$979.00	$2,636.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$81,745.00	$81,745.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,650.00	$1,650.00
Net Income	$(5,832.00)	$(84,074.00)

Select the jurisdictions in which the issuer intends to offer the securities:

- ☑ Alabama
- ☑ Alaska
- ☑ Arizona
- ☑ Arkansas
- ☑ California
- ☑ Colorado
- ☑ Connecticut
- ☑ Delaware
- ☑ District Of Columbia
- ☑ Florida
- ☑ Georgia
- ☑ Hawaii
- ☑ Idaho
- ☑ Illinois
- ☑ Indiana
- ☑ Iowa
- ☑ Kansas

- ☑ Kentucky
- ☑ Louisiana
- ☑ Maine
- ☑ Maryland
- ☑ Massachusetts
- ☑ Michigan
- ☑ Minnesota
- ☑ Mississippi
- ☑ Missouri
- ☑ Montana
- ☑ Nebraska
- ☑ Nevada
- ☑ New Hampshire
- ☑ New Jersey
- ☑ New Mexico
- ☑ New York
- ☑ North Carolina

- ☑ North Dakota
- ☑ Ohio
- ☑ Oklahoma
- ☑ Oregon
- ☑ Pennsylvania
- ☑ Rhode Island
- ☑ South Carolina
- ☑ South Dakota
- ☑ Tennessee
- ☑ Texas
- ☑ Utah
- ☑ Vermont
- ☑ Virginia
- ☑ Washington
- ☑ West Virginia
- ☑ Wisconsin
- ☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Baby Barista Company, Inc

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

- ☑ Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director
Doug Levinson	Business strategist - internal legal counsel	June 1, 2020

Previous positions

Principal at Strategy That Rocks, LLC since 1990. Mr. Levinson serves small to medium-sized business from antibodies to auto bodies providing consulting on strategy, finance, operations and marketing. STR works with start-up businesses, high-growth businesses,and turn-arounds. STR provides internal and external consulting services on along-term or project basis.

Business experience

JD/MBA nearly 30 years experience providing value-added consulting services to a wide range of industries. His goal is to continue meeting talented, passionate businesspeople and to help their businesses succeed.Extensive experience in writing business plans and financing proposals.

Director Name	Principal Occupation	Year Joined as Director
Cara Armstrong	Founder/CEO	September 1, 2014

Previous positions

Position	Responsibilities	Start date	End date
CEO	Cara Armstrong is the CEO, founder and inventor of Baby Barista, a Certified Emergency Room Registered Nurse who spent 12 years working at Providence- Cedars Sinai hospital in Tarzana, California. During her career as a nurse, she was the recipient of many awards including the Mission Spirit award and the Hospital Hero award sponsored by the National Health Foundation.	January 1, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Providence Health & Services	Registered Nurse	Provided clinical care to patients across the lifespan within my scope of practice.	Los Angeles, CA	June 1, 2006	February 1, 2018

Director Name	Principal Occupation	Year Joined as Director
Richard Nanula	Finance	June 1, 2020

Previous positions

Mr. Nanula served as chairman and chief executive officer at Broadband Sports, (Internet media company) from 1999 until 2001. He served as president and chief operating officer for Starwood in New York from 1998 until 1999. He held a variety of executive positions at the Walt Disney Company from 1986 until 1998, including senior executive vice president, chief financial officer (1991-1995, 1996-1997) and president of Disney Stores Worldwide (1995-1996).

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Tarsus Entertainment	Strategic Advisor	Advisory Services	Santa Monica, CA	2018	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined
Lisa Silverstein	CFO	February 1, 2014

Previous positions

Position	Responsibilities		Start date	End date
CFO	Provides financial services to the company.		February 1, 2016	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
LSR Financial Inc.	Consultant	CFO Consulting Services	President	December 1, 2014	

Officer Name	Title	Date Joined
Cara Armstrong	Founder, CEO	September 1, 2014

Previous positions

Position	Responsibilities		Start date	End date
CEO	As the Founder, leads and directs Baby Barista.		January 1, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Providence Health & Services	Registered Nurse	Provided clinical care to patients across the lifespan within my scope of practice.	Los Angeles, CA	June 1, 2006	February 1, 2018

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
Cara Armstrong	790,000 shares of Common	59%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

COMPANY

Baby Barista is a Los Angeles-based small business. Our mission is to transform the infant formula feeding experience, making it accessible to all types of parents: special needs parents, foster and adoptive parents, and everyday parents that have chosen to formula feed their babies. The company was started by Cara Armstrong, R.N. in 2014, inventor, founder, and CEO of Baby Barista, an ER nurse, disability advocate and mother to three beautiful children. Cara's youngest daughter, Mia, was born with Down Syndrome and couldn't breastfeed due to her condition. As a mother and disability advocate, Cara realized that families are not one size fits all and that each family faces unique challenges when it comes to feeding their children in the early years of life. Given her nursing background, she understood the importance of creating an aseptic infant formula system. Baby Barista focused on using concentrated liquid formula as opposed to powder, following the CDC's recommendation that liquid formula reduces digestive burden and eliminates the risk of cronobacter sakazakii that can live in powdered infant formula. Additionally, clumping, spoiling and inaccurate dosing were potential pitfalls of creating a machine that housed powdered formula.

To bring the idea from ideation to proof of concept, a friends and family round was raised. The money was utilized for a research and development phase with both formula and breastfeeding parents. Parents participated in a lengthy interview in their homes and answered questions about purchasing habits, bottle preparation rituals, and identified key "must-have" features for the Baby Barista aseptic formula machine. Utilizing the learning from these interviews, foam form factors representing different embodiments of the Baby Barista aseptic formula machine were placed on the participants' kitchen countertops during a subsequent interview. They weighed in on the most ergonomic and intuitive placement of various design features by physically interacting with these non-functional foam form factors. The learning from this user research informed the design of the working proof of concept machine. In 2018, Cara left her job as a bedside nurse to commit full-time hours as CEO to accelerate the commercialization of the Baby Barista aseptic infant formula machine, now protected by three granted US patents.

Over the past year, Baby Barista has participated and won awards at many prestigious programs and competitions, including Angelcon 2020 where we won the Audience Choice Award, Pepperdine Graziadio 2020 Most Fundable Companies (narrowed down to top 20 from a pool of 4500 startups, was awarded the designation of one of California's top design innovations on California by Design (featured on CBS and available on Amazon Prime Video in January 2021, Baby Barista was named California's #7 Design Innovation out of 33 companies including Uber). Through these programs and competitions, Baby Barista has garnered the attention of a growing network of Angel and VC investors from whom we can seek investment.

MARKET, CUSTOMER, AND COMPETITION

According to Fortune Business Insights, the Infant Formula Market in the U.S. was worth USD 2.66 billion in 2018 and is projected to reach USD 5.07 billion by 2026, going at a projected CAGR of 8.3% (Fortune Business Insights, 2020). Liquid formula solutions are gaining in popularity over powder driven by demands for nutrition and convenience. Baby Barista competes directly for share of the liquid formula category which is $718 million as of 2020.

 US market trends show that parents care about the composition and quality of the ingredients in their infant formula, in addition to other factors pertaining to innovative packaging, premiumization, and cleaner ingredients. Market trends in the US show that American parents are going to extreme lengths to purchase European formula options. In Europe, formula manufacturers largely stay away from using corn syrup as a sweetener, instead turning to lactose-based options. In addition, infant formulas are not allowed to have any detectable level of pesticides or use carrageenan - health attributes that have been proven to assist with lowering childhood obesity rates and preventing other negative health consequences (European Commission, 2015). This has created a black market as US parents are importing large quantities of European formula, circumventing the FDA. Due to shifting trends, there is an emergence of new, smaller, well-funded independent infant formula players. Their offerings tend to the growing concerns of American parents and ensure that their products avoid such contentious ingredients. They are racing to put forth FDA-notified stage one infant formulas, similar to what is being produced in Europe, to compete against the four large player in the US, Abbott, Meade Johnson, Nestle and Perrigo.

Baby Barista sees this movement as a great opportunity to co-manufacture an infant formula that is nutrient-dense and offers the cleanest ingredients available.

Customer: The three primary categories for infant formula are powdered, concentrated liquid, and ready-to-feed, all of which primarily distinguish themselves through nutrition, price, and/or convenience. Powdered formula is the cheapest option and the most commonly used variety. Ready-to-feed is the most expensive option because it comes ready to consume once heated. It is worth noting that ready-to-feed solutions once opened have a 24-hour shelf life. The most common formats for ready to feed solutions come in standard-sized bottles with attachable nipples at protracted serving amounts that are often too little or too much for an infant to consume. This leads to the formula being wasted. Multi-serve ready-to-feed solutions most often come in 32 ounce containers and have to be used within 24 hours of cracking the seal. Once the seal is broken, refrigeration is a must. Concentrated liquid formula offers more convenience than powder because it is less messy to reconstitute but the same rules regarding use within 24 hours and mandatory refrigeration still apply. In comparing cost across the formats, concentrate is more expensive than powder but less expensive than ready-to-feed. This is because of the relatively light weight of powder compared to the premium cost of ready-to-feed due to its heavy weight and associated shipping costs. Liquid solutions are preferable to powder for the reasons previously noted above, specifically the propensity for bacteria to live in dry foods and the undue burden that powdered formula puts on an infant's digestive system.

When initially choosing a brand of infant formula, consumers will be influenced by a number of internal and external factors including their pediatrician, DTC marketing efforts, the price-quality heuristic, and listening to the advice of friends and family. 90% of baby product purchasing decisions are made by moms, who tend to initially pick the formula that they were provided in the hospital at the time their baby was delivered, but have a 65.6% chance of switching within the first month postpartum, a noted window of marketing opportunity for new customer acquisition (Huang et al., 2013). Coupon offers also resonate strongly with mothers, 19.6% of mothers will select a formula because of a coupon offer. 23.2% of mothers will choose what a doctor recommends (Huang et al., 2013). In cases where mothers have chosen to go with formula options due to health or personal reasons, the price-quality heuristic usually makes it so that they will turn to the most expensive and premium offerings on the market, believing that price and quality have a positive correlation. Family, friends, and personal experiences can also have an impact on formula choice - new parents are likely to listen to the recommendations made by family and friends while returning parents are likely to have established sentiments towards certain brands based on past experiences.

Competition: The formula industry is an oligopoly, controlled by four key players - two big pharmaceutical companies (Abbott Laboratories and Mead Johnson), Gerber (which is owned by the world's largest consumer goods company Nestle with a staggering $90.8 Billion dollars of revenue in the U.S.) and Perrigo (which provides private and white labeled formulas for supermarkets and big box retailers) (Curran 2020). Together, these four players account for 86.8% of market share as of 2020, a number that has decreased from 93.3% in 2015 (Curran, 2020). Largely founded in the 19th and 20th century, these veteran companies have benefited from the high level of market share concentration that has ultimately stifled innovation, with very little intra-industry technological development taking place. Because of this oligopoly, innovation has been slow when it comes to automation and consequently, parents are manually preparing bottles the same way that they did more than 100 years ago.

There has yet to be a widely adopted, safe, effective, and efficient mechanized bottle preparation system. Current solutions have crucial health and safety drawbacks, including improper dosing methods, dangerous bacterial contamination issues and require complex cleaning procedures. We have one notable mechanized hardware competitor, Baby Brezza. Baby Brezza has a commercially available mechanized bottle preparation system that is a stand-alone disconnected piece of hardware (currently sold online and in retail locations). The MSRP for the machine is $199.99. The machine uses bulk powdered formula from canisters (the contents of which are not sterile). Each powdered formula has a different molecular weight and in order to dose the formula, an aperture device must be identified and placed inside the machine. The machine is boxed with multiple aperture devices leaving room for error. Because the powdered formula is subject to clumping, it does not reliably produce correct concentrations. To prevent contamination and serious health concerns, the machine needs to be disassembled and the user must hand wash 8-10 plastic components after every fourth use (as much as twice a day). This negates any convenience that a machine offers. In addition, infants are still at risk for all of the maladies associated with improper formula to water ratios including water intoxication, dehydration, malnutrition, electrolyte imbalances, and seizures. Solidifying this assertion, in March 2020, the New York Times reported that more than 100 complaints had arisen against Baby Brezza for producing infant formula bottles that were too watery and lacked appropriate nutrients (Singer, 2020). Separately, five pediatricians reported to the New York Times that they had treated babies whose parents had fed them Brezza-dispensed bottles for failure to thrive, a condition caused by lack of nutrients.

By contrast, as a result of Baby Barista's CEO Cara Armstrong's nursing background, it was essential that Baby Barista be an aseptic system. This means that none of the formula ever touches the internal components of the machine. Instead, the liquid-concentrated formula and water are mixed and dispensed in an external chamber that is dishwasher safe, easily cleaned, and attaches to the machine magnetically. This external mixing chamber is the only component that needs to be washed. All of this technology is patent protected.

INTELLECTUAL PROPERTY PROTECTION

Baby Barista and its CEO and founder Cara Armstrong hold two utility patents and one design patent. The utility patents cover the housing of the machine, the liquid concentrate receptor, the motor attached to the housing of the machine, and the pump that is connected to the water tank. The external magnetic mixing chamber is also covered including the spray head with multiple spray jets that dispense into the mixing chamber. The mechanism by which the mixing chamber attaches and detaches to the machine and the interface between the cam-shaped ridge and the spray heads are also protected. The design patent covers the unique look and ornamental aspects of the dispensing machine, including the shaping, design, and other ornamental features.

Table 1. Patents

Title	Number	Country	Issue Date
Apparatus and method for preparing ingredients for a baby bottle	9,022,081	USA	2013
Apparatus and method for preparing ingredients for a baby bottle using a concentrated solution	10,464,026	USA	2016
Apparatus for preparing ingredients for a baby bottle	USD795631	USA	2017

PRODUCTION AND MARKETING PLAN

Product: The Baby Barista formula feeding system aims to be the most reliable, safe, and convenient breastfeeding alternative solution available and promises to give parents back time, control, and savings. The ecosystem includes a patented Nespresso-like aseptic machine for infant formula which makes the perfect bottle in less than 30 seconds, a monthly subscription box containing single-serve formula pouches offered at a competitive price, and a connected mobile application that enables parents to prepare bottles remotely, track their baby's feedings and growth trajectory and manage their formula supply. The data collected enables parents to make smarter and better-informed feeding choices and provide their pediatrician with real-time feeding statistics. Baby Barista's connected technologies together comprise the most innovative solution in the infant formula industry for more than 100 years.

Product Positioning and Regulatory Positioning: The Baby Barista aseptic formula machine, associated nutrient-dense concentrated liquid infant formula, and the connected mobile app will work together to form the first complete infant formula feeding ecosystem to ever be introduced to the U.S. market. Baby Barista will work with experts and formula-manufacturing partner to ensure that this unique product is the safest most convenient alternative to breastfeeding. The Baby Barista aseptic formula machine will produce infant formula with all required vitamins, minerals, proteins, and fats at a precise formula to water ratio to prevent illnesses associated with improper re-constitution (dehydration, water intoxication, electrolyte imbalances, seizures), heat the formula to a safe temperature to prevent scald injuries and reduce bubble production to mitigate the risk of colic (painful gas in the gastrointestinal tract and associated crying). The nutrient-dense formula formulated by the formula-manufacturing partner is the result of 15 years of research and development to create a formula that strives to mimic the unique properties of breastmilk. It will arrive at the consumer's door ready to be used with the Baby Barista aseptic infant formula machine. Parents no longer need to put babies (who have immature immune systems) into dirty shopping carts and can rest assured that they will not be exposed to disease. The formula itself, being high quality and nutrient-dense will provide the ultimate nutritional value. The mobile application will allow parents, grandparents, and caregivers to remotely prepare bottles, create feeding logs (valuable for tracking daily intake and providing pediatricians with accurate feeding data) and manage their formula supply. The result is a novel and innovative experience that no other formula brand can offer.

Distribution Strategy: Baby Barista is well-suited for the direct-to-consumer and e-commerce economy. In the first few years, we intend to develop relationships with and learn about our customers by interacting with them directly and getting valuable feedback in real-time. Because there is an educational component to our product, we believe that blindly placing it on a retail shelf upon launch places us at a significant disadvantage. Additionally, it is important we manage our supply chain and gauge product orders and quantities. With the collaboration between Baby Barista and engineering partners, we have made substantial progress with supply chain partners that we will continue to build on and foster as we move towards commercialization. In 2019, Baby Barista's management team traveled throughout North America, meeting with the senior baby buyers of five major North American retailers. The buyers at these retailers were unanimously excited to place Baby Barista on their shelves. We interpreted their enthusiasm and interest as validation of our value proposition and as paving the way for future retail expansion. Ultimately, we see Baby Barista as being a hybrid model (both direct-to-consumer and in major retail locations). This will enable us to effectively scale.

Target Customer & Acquisition Strategy: Baby Barista's target customers are parents with infants who are unable to breastfeed. These parents include families where mom or baby have a medical condition, HIV-positive mothers, gay parents, and foster and adoptive parents that are not biologically able to produce breastmilk.

Baby Barista is perfect for parents, grandparents, and caregivers, but we are sensitive to the fact that 90 percent of purchasing decisions are still made by moms. While mom is the final decision maker, we know there are other strong influences in her life. Namely her pediatrician, her own mom, and her co-parent. Reaching these key audiences plays an important role in our customer acquisition strategy. Ultimately, however, our job is to elevate the Baby Barista brand and build trust with Mom. To do this, we will meet her at virtually every touchpoint of her life in the prenatal and neonatal phases. These touchpoints include online search, direct mail, podcasts, social media, blogs, books, radio, email, doctors, mobile, print, events, and television. As Baby Barista continues to penetrate the market and grow market share, we will expand our target customers to include career-oriented mothers where breastfeeding and pumping are not feasible given work environments.

While paid digital media will be an important part of our customer acquisition strategy, we believe that based on our history, generating organic and earned (non-paid) media opportunities will not be difficult. CEO Cara Armstrong, R.N. was honored on the ABC Television show "The View" in 2018 for being a fearless mother. In June of 2020, Baby Barista won the Audience Choice Award at Angel con, an event sponsored by the San Luis Obispo SBDC and Cal Poly San Luis Obispo. In July of 2020, Baby Barista was named one of California's Top 10 Design Innovations on a CBS affiliate show called "California By Design". That same month, Fast Company Magazine and USA Today wrote feature articles celebrating the Baby Barista aseptic infant formula machine as a novel and innovative solution. In August 2020, Baby Barista was ranked in the Top 10 companies out of a pool of 4500 applicants as a part of Pepperdine Graziadio Business School's Most Fundable Companies of 2020. As a result we were seen in Entrepreneur Magazine in December 2020.

Baby Barista will also launch a celebrity and influencer campaign targeting Millennial and Gen Z parents who value simplicity and excellent customer service experiences. This public relations strategy in combination with a strong digital presence will bring brand awareness to effectively reach our target audience. We also plan to roll out an affiliate marketing campaign, allowing micro-influencers and mommy bloggers to promote Baby Barista in order to attract and convince potential customers that the Baby Barista aseptic formula machine and its associated ecosystem is the quality solution that they are seeking.

Having a strong social impact associated with the Baby Barista aseptic baby formula machine and ecosystem is something that CEO Cara Armstrong R.N. is very passionate about. We estimate that the average customer will use the Baby Barista aseptic formula machine for about 17 months. This is based on the metric that the average American household has 1.9 children (US Census Bureau, 2019). We are acutely aware that once machines are not being used that they will most likely be passed on to other mothers. We would like to initiate a machine donation program to benefit foster care parents that do emergency foster care placement. With the growing opioid epidemic, in 2017, an estimated 2.2 million children and adolescents had a parent with opioid use disorder (OUD). This means that 1.4 million children are living with a parent with OUD. 325,000 children who have been removed from the home and live in foster care due to opioids. If current trends continue, an estimated 4.3 million children will have had OUD or a parent with OUD by 2030 (United Hospital Fund, 2019). Having the Baby Barista infant formula machine and a formula scholarship would be a game-changer for these vulnerable, drug-addicted infants and the foster parents that care for them as they detox from the substances that their mothers exposed them to In utero. Additionally, there is a desire to create a meaningful social impact that would benefit the Down syndrome community, in honor of Mia Armstrong, Cara Armstrong's daughter who inspired the creation of the Baby Barista aseptic infant formula system. Our single-serve pouches will be upcycled into durable goods that will be donated to Hearts of Joy International, a non-profit that provides life-saving heart surgery to children with Down syndrome in developing countries. Baby Barista will partner with Hearts of Joy to increase their ability to improve the lives of children with Down syndrome in Africa, India, the Philippines, Mexico, and the United States. It is essential that children with heart anomalies get the ultimate nutrition in the pre and post-operative period. Baby Barista is uniquely suited to provide that needed nourishment. Our nested hearts logo represents our commitment to participate in healing these little hearts. As parents, we all desire health and happiness for our children. Our customers will have a unique opportunity to help other mothers find a pathway to healing - just by purchasing a Baby Barista machine. The social impact initiative is currently being developed by our team and will continue to evolve as we scale.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We have limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that any new company encounters.

The Company is still in its early phases and has not yet implemented its business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have not prepared any audited financial statements.

Therefore you have no audited financial information regarding the Company's capitalization or assets or liability on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We will depend on suppliers and contractors to deliver our products to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We operate in a highly regulated environment, and if we are found to be in violation of any applicable regulations, our business could suffer.

We are subject to regulations by various government agencies including the Food & Drug Administration. Compliance with regulations is costly to obtain and maintain, and may delay the Company's business plan. Any violation in outstanding or future regulations could result in actions against the Company, including an inability to operate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

Intermediary Fee

This fee will be paid directly to the intermediary for assisting in conducting this Offering.

Product development

The Company will engage an engineering and design firm to provide industrial design, engineering, prototyping for the Baby Barista machine.

Other Expenses

The Company will use such amounts for miscellaneous expenses, such as legal, accounting and other working capital needs.

10. How does the issuer intend to use the proceeds of this offering?:

	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raise	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$3,000	6%	$15,000
Product Development	89%	$44,500	90%	$225,000
Other Expenses	5%	$2,500	4%	$10,000
Total	**100%**	**$50,000**	**100%**	**$250,000**

Instructions:

An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

The Baby Barista Company, Inc., will issue to investors the right to certain shares of the company's capital stock via a SAFE. See the attached SmartSAFE and Proxy related exhibit to this Form C or https://www.sec.gov/oiea/investor-alerts-and-bulletins/ib_safes for more information and description of risks on this type of agreement.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

13. Describe the terms of the securities being offered:

This investment will be via a SAFE and associated Proxy. Both are available as Form C Exhibits available for download. We recommend that you have an attorney review for your benefit and at your expense.

The Baby Barista Company, Inc., a Delaware Corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth in the Agreements and excerpted in summary below. All other definitions, terms and conditions are defined in the SmartSAFE™ and associated voting rights Proxy agreement documents that accompany this Form C filing.

The **Target Number** of securities to be offered is 50,000

The **Maximum Number** of securities to be offered is 250,000

The **Price** per security offered is $1.00

The "**Discount**" is 20%

The "**Valuation Cap**" is $10,000,000

Key definitions excerpted from the SmartSAFE include:

Capital Stock means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**".

Conversion Price means either: (1) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a pre-money valuation of equal to or greater than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs, SAFEs, promissory notes and the like), the SmartSAFE Price, or (2) in the event that the per share price of the Standard Preferred Stock is computed on the basis of a premoney valuation of less than the Valuation Cap (without taking into account conversion of this SmartSAFE, any other outstanding SmartSAFEs SAFE, promissory notes and the like), the Discount Price.

Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock [at a fixed pre-money valuation] OR [at a fixed pre-money valuation, with an aggregate sales price of not less than $2,500,000 (excluding all Convertible Securities converting into SmartSAFE Preferred Stock or Preferred Stock)]. Note: Company to determine whether to include a threshold on the amount raised that would trigger a conversion of the Purchase Amount into SmartSAFE Preferred Stock. Omitting a threshold means that a small financing, at, potentially a low valuation, could trigger conversion in the First Equity Financing (or be utilized to determine the conversion price of the Purchase Amount in a Subsequent Equity Financing).

First Equity Financing Price shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Preferred Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SmartSAFE Price.

SmartSAFE Preferred Stock means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to:
(i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price;
(ii) the basis for any dividend rights, if any, which will be based on the Conversion Price;
(iii) voting rights, pursuant to which the SmartSAFE Preferred Stock shall be non-voting Preferred Stock to the maximum extent permitted under applicable law;
(iv) the Information Waiver;
(v) the proxy granted pursuant to the Proxy Agreement; and
(vi) the Preferred Stock (and securities issuable upon conversion thereof) shall be subject to a right of first refusal in favor of the Company or its designee, as may be set forth in the Bylaws of the Company.

Please refer to the complete SmartSAFE and associated Proxy Agreement documents for complete terms and conditions for this investment.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

No

16. How may the terms of the securities being offered be modified?:

Any provision of this SmartSAFE may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only upon the written consent of, or a written instrument signed by, the Company and the Investor, *provided, however*, that this SmartSAFE may be amended, together with all other SmartSAFEs, by agreement of the Company and holders of SmartSAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding SmartSAFEs, so long as such amendment and/or waivers (i) are applicable to all SmartSAFEs; (ii) do not modify this provision; and (iii) do not reduce the Purchase Amount of this SmartSAFE or reduce the Discount Rate or Valuation Cap. The Company may amend any terms of the SmartSAFEs provided such amendments do not have a material or adverse effect on the holders of the SmartSAFE.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

Type of Security	Common Stock
Amount Authorized	1,500,000
Amount Issued	1,188,192
Voting Rights	The holders are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings)
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF	N/A
% of Ownership by holders of such Securities	86%

Type of Security	Series A Preferred Stock
Amount Authorized	300,000
Amount Issued	198,327
Voting Rights	Entitled to votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible. Majority of Series A shareholders must vote to (a) amend, alter, or repeal any provision of the Certificate of Incorporation in any manner that adversely affects the powers, preferences or rights of Series A Preferred Stock and (b) purchase, redeem, pay, or declare any dividend.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series.
How this Security may limit, dilute, or qualify the issuance pursuant to Reg CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the Company to issue any security having preference over the Preferred Stock, including the SAFE being offered via Reg CF.
% of Ownership by holders of such Securities	14%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The rights of the securities being offered may not be materially limited, diluted or qualified by the current rights of the common stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

Not Applicable.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The securities will not be a valued until a qualified funding event per the SmartSAFE agreement. Investments terms and conditions are detailed in the SmartSAFE document.

The valuation cap is based on the intellectual property composed of product concept, market research and product definition. The company value also includes the market knowledge and operating experience of the team.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

Risk to purchasers, as minority shareholders, are the inability to impact the strategic direction of the company, operational decisions of the company and valuations or dilution of the shares.

24. Describe the material terms of any indebtedness of the issuer:

Lender	Original Amount	Current Amount Owed	Rate	Maturity Date
Cara Armstrong	$30,000	$30,000	4.00%	1/3/2022
Shareholder Loan	$51,745	$51,745	4%	3/31/2022
TOTAL		**$81,745**		

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

None

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

The Baby Barista Company is pre-revenue and has sustained limited operations to develop its prototype and protect its intellectual property. Funds raised from friends and family through 2016 and shareholder loans of $81,745 have supported the Company's operations through 2020. Baby Barista will depend on new funds raised to further refine its prototype and move toward production. At this time the Company has no lines of credit or alternate sources of funds.

Funds raised via equity crowdfunding in 2021 will be used first to engage a selected engineering and design firm to finalize the prototype design for manufacturing, as well as limited operating expenses. If the target amount is raised, management anticipates the funds lasting for 3 months. If the maximum amount is raised, management anticipates the funds lasting for 6-9 months.

Baby Barista anticipates a larger fundraising round in 2022 where it plans to raise $3 - $5 million to move forward with the launch, specifically for tooling, web and app development, initial inventory, and pre-launch marketing spend.

Instructions:

The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?: No

involving the making of any false filing with the Commission?: No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?: No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?: No

involving the making of any false filing with the Commission?: No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?: No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?: No

engaging in the business of securities, insurance or banking?: No

engaging in savings association or credit union activities?: No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?: No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?: No

places limitations on the activities, functions or operations of such person?: No

bars such person from being associated with any entity or from participating in the offering of any penny stock?: No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the

filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:   No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and

   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Not Applicable

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and
>
> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

Within 120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

http://mybabybarista.com/